FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 20 April 2005

REED ELSEVIER PLC (Registrant)	REED ELSEVIER NV (Registrant)

1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
(Address of principal executive office)	(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By:	/s/ L. DIXON Name: L. Dixon Title: Deputy Secretary	By:	/s/ L. DIXON Name: L. Dixon Title: Authorised Signatory

Date:	20 April 2005	Date:	20 April 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	(a) Notification of Director share dealings
99.2	(b) Notification of Directors’ interest in shares, following the purchase of shares by the Reed Elsevier Employee Benefit Trust

Exhibit 99.1

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

20 April 2005

Interests in shares

Reed Elsevier received notification today from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trust”), that between 14 April and 18 April 2005 they purchased 347,378 ordinary shares in Reed Elsevier PLC at a price of 538.3182p per share, 104,498 ordinary shares in Reed Elsevier NV at a price of €11.3877 per share, 46,987 Reed Elsevier PLC American Depositary Shares (“ADRs”) at a prices between $40.4206 and $40.5964 per ADR (equivalent to 187,948 Reed Elsevier PLC ordinary shares) and 23,418 Reed Elsevier NV ADRs at a price of $29.1074 per ADR (equivalent to 46,836 Reed Elsevier NV ordinary shares).

The transactions took place in order to meet the future exercise of share option entitlements by employees of Reed Elsevier. Following the transactions, the Trust now holds an interest in 8,741,981 ordinary shares in Reed Elsevier PLC and 3,780,057 ordinary shares in Reed Elsevier NV.

The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share option schemes, and which provides for the transfer of shares to employees on the exercise of options granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.

Exhibit 99.2

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

19 April 2005

Directors’ interests

Reed Elsevier received notifications today of the following transactions in the ordinary shares of Reed Elsevier PLC and Reed Elsevier NV involving the directors noted below, which took place between 14th and 15th April 2005.

(a)	Sir Crispin Davis purchased 50,361 Reed Elsevier PLC ordinary shares under the Reed Elsevier Group plc Bonus Investment Plan (the “Plan”). As a result of these purchases, Sir Crispin Davis now holds an interest in 523,828 Reed Elsevier PLC and 298,261 Reed Elsevier NV ordinary shares.

Following the above purchase, Sir Crispin Davis was granted a matching award of nil cost restricted shares under the terms of the Plan over 86,042 Reed Elsevier PLC ordinary shares.

(b)	Mr M H Armour purchased 12,795 Reed Elsevier PLC ordinary shares and 8,881 Reed Elsevier NV ordinary shares under the Plan.

Following the above purchase, Mr Armour was granted a matching award of nil cost restricted shares under the terms of the Plan over 21,861 Reed Elsevier PLC and 15,098 Reed Elsevier NV ordinary shares.

On 15th April 2005, Mr Armour exercised an option over 39,600 Reed Elsevier PLC ordinary shares, granted to him on 26th April 1995 under the Reed Elsevier Group plc Executive Share Option Scheme at 400.75p per share. Mr Armour retained all of the shares arising from the exercise of the option.

Following the above transactions, Mr Armour now holds an interest in 99,321 Reed Elsevier PLC and 38,727 Reed Elsevier NV ordinary shares.

(c)	Mr G J A van de Aast purchased 15,761 Reed Elsevier NV ordinary shares under the Plan. As a result of this purchase, Mr van de Aast now holds an interest in 18,600 Reed Elsevier PLC and 35,445 Reed Elsevier NV ordinary shares.

Following the above purchase, Mr van de Aast was granted a matching award of nil cost restricted shares under the terms of the Plan over 26,347 Reed Elsevier NV ordinary shares.

(d)	Mr E Engstrom purchased 2,271 Reed Elsevier PLC American Depositary Shares (“ADRs”) (representing 9,084 Reed Elsevier PLC ordinary shares) under the Plan. As a result of this purchase, Mr Engstrom now holds an interest in 9,084 Reed Elsevier PLC ordinary shares.

Following the above purchase, Mr Engstrom was granted a matching award of nil cost restricted shares under the terms of the Plan over 3,505 Reed Elsevier PLC ADRs (representing 14,020 Reed Elsevier PLC ordinary shares).

(e)	Mr A Prozes purchased 3,659 Reed Elsevier PLC ADR (representing 14,636 Reed Elsevier PLC ordinary shares) and 5,089 Reed Elsevier NV ADRs (representing 10,178 Reed Elsevier NV ordinary shares) under the Plan. As a result of these purchases, Mr Prozes now holds an interest in 91,444 Reed Elsevier PLC and 73,632 Reed Elsevier NV ordinary shares.

Following the above purchase, Mr Prozes was granted a matching award of nil cost restricted shares under the terms of the Plan over 5,939 Reed Elsevier PLC ADRs (representing 23,756 Reed Elsevier PLC ordinary shares) and 8,261 Reed Elsevier NV ADRs (representing 16,522 Reed Elsevier NV ordinary shares).

(f)	Mr P Tierney purchased 3,937 Reed Elsevier PLC ADRs (representing 15,748 Reed Elsevier PLC ordinary shares) and 5,475 Reed Elsevier NV ADRs (representing 10,950 Reed Elsevier NV ordinary shares) under the Plan. As a result of these purchases, Mr Tierney now holds an interest in 42,440 Reed Elsevier PLC and 28,902 Reed Elsevier NV ordinary shares.

Following the above purchase, Mr Tierney was granted a matching award of nil cost restricted shares under the terms of the Plan over 6,039 Reed Elsevier PLC ADRs (representing 24,156 Reed Elsevier PLC ordinary shares) and 8,400 Reed Elsevier NV ADRs (representing 16,800 Reed Elsevier NV ordinary shares).

The ordinary shares and ADRs purchased by the directors were at the following prices:

Reed Elsevier PLC ordinary shares Reed Elsevier NV ordinary shares Reed Elsevier PLC ADRs Reed Elsevier NV ADRs	538.3182p per share €11.3877 per share $40.6353 per ADR $29.2144 per ADR

The Reed Elsevier Group plc Bonus Investment Plan permits directors and other senior executives to invest up to one half of their annual bonus in shares in the company, and receive an equivalent award of nil cost restricted shares from Reed Elsevier Group plc. The matching awards under the Plan vest after three years, subject to the participant retaining the shares which they have purchased under the Plan for a period of three years, and also subject to remaining in Reed Elsevier’s employment during this period. In addition, in order for the matching award to vest, growth in the average of the Reed Elsevier PLC and Reed Elsevier NV adjusted EPS at constant currencies must exceed 6% per annum compound during the three years 2005-2007.

Options granted under the Reed Elsevier Group plc Executive Share Option Scheme are normally exercisable between three and ten years from the date of grant, at the market price at the date of grant.